

February 27, 2015

VIA E-mail
Mr. William M. Lowe, Jr.
Executive Vice President and Chief Financial Officer
KEMET Corporation
2835 KEMET Way
Simpsonville, South Carolina 29681

> **Re:** **KEMET Corporation**
> **Form 10-K for the year ended March 31, 2014**
> **Filed May 30, 2014**
> **File No. 001-15491**

Dear Mr. Lowe:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended March 31, 2014

Critical Accounting Policies, page 31

Goodwill and Long-Lived Assets, page 32

1. We note your disclosure on page 33 that a one percent increase or decrease in the discount rate used in the valuation would have resulted in changes in the fair value of $(34.7) million and $21.2 million, respectively. In order to provide appropriate context in connection with your goodwill impairment evaluation, please tell us how a $34.7 million decline in the fair value would have impacted your evaluation of goodwill. Clarify if such a change would have resulted in an impairment charge for any of your reporting units.

2.   Further to the above, for any reporting unit with material goodwill that is at risk of failing step one of the goodwill impairment test, please revise your discussion here in future filings to disclose the percentage by which the fair value exceeded the carrying value as of the date of the most recent test. Please also disclose the amount of goodwill allocated to the reporting unit. As it relates to the valuation, please disclose the key assumptions used, how they were determined and the degree of uncertainty associated with the key assertions. Finally, discuss any potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Note 7. Goodwill and Intangible Assets, page 81

3.   We note your presentation of the changes in the carrying amount of goodwill in total presented here. In accordance with FASB ASC 320-20-50-1, please revise future filings to also present this information for each reportable segment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   • the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   • staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   • the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Lynn Dicker at 202-551-3616 or me at 202-551-3643 if you have questions regarding comments on the financial statements and related matters. You may also contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

                                        Sincerely,

                                        /s/ Kevin L. Vaughn

                                        Kevin L. Vaughn
                                        Accounting Branch Chief